Exhibit 99.2

FIRST AMENDMENT TO COOPERATION AGREEMENT

This First Amendment to the Cooperation Agreement (this “Amendment”), dated August 29, 2023, is by and among Yatra Online, Inc., a Cayman Islands exempted company (the “Company”) and the entities and individuals set forth on the signatures pages hereto (each, an “Investor” and collectively, the “Investors” or, with their respective affiliates and associates, the “Investor Group”). The Cooperation Agreement, dated January 17, 2022, was entered into by and among the Company and the Investor Group (the “Cooperation Agreement”). Capitalized terms used and not otherwise defined in this Amendment shall have the meanings ascribed to them in the Cooperation Agreement.

Pursuant to Section 23 of the Cooperation Agreement, the Cooperation Agreement may be modified, amended or otherwise changed only in writing signed by the Company and the Investor Group.

In consideration of the foregoing and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Investor Group and the Company, intending to be legally bound hereby, agree as follows:

1. Amendment of Section 1(a) of the Cooperation Agreement. Section 1(a) of the Cooperation Agreement is amended and replaced in its entirety by the following language.

(a) The Company agrees that it shall take all actions as are necessary to nominate the New Director, Roshan Mendis, as a Class I director for re-appointment to the Board at the Company’s 2023 annual general meeting (“2023 Annual General Meeting”) to serve until the appointment and qualification of his successor at the Company’s 2026 annual general meeting (“2026 Annual General Meeting”), subject to his earlier death, resignation, disqualification, removal or termination of this Agreement.

2. Amendment of Section 3(f) of the Cooperation Agreement. Section 3(f) of the Cooperation Agreement is amended and replaced in its entirety by the following language and all references to the defined term “Standstill Period” in the Cooperation Agreement shall take account of such amendment:

(a) For purposes of this Agreement, “Standstill Period” shall mean the period commencing on the date of this Agreement and ending on the date that is the earlier to occur of (i) the date of the 2026 Annual General Meeting or (ii) 60 calendar days following the resignation of the New Director (or Replacement Director). However, after a period of one year from the date of execution of this Amendment, either of the parties hereto viz. the Company or the Investor Group may terminate the Agreement by giving a 90 days prior written notice to the other party.

3. Amendment of Section 3 of the Cooperation Agreement. Section 3 of the Cooperation Agreement is amended to add the following Section 3(g) in its entirety:

(g) Notwithstanding anything contained in this Agreement to the contrary:

The Investor Group acknowledges and agrees that if at any time during the term of this Agreement, the Agreement stands terminated, the New Director (or Replacement Director as applicable) shall be obligated to immediately tender his or her resignation pursuant to the resignation letter (the “Resignation Letter”) attached hereto as Exhibit C (it being understood that the Board shall have the right to decline the resignation). The Company is authorized to take the requisite steps, if any, to complete any formalities related to finalizing the Resignation Letter.

4. Amendment of Exhibits to the Cooperation Agreement to add Exhibit C. The Exhibits to the Cooperation Agreement are amended and updated to add a new Exhibit C in the form attached to this Amendment.

5. Resignation Letter. Notwithstanding anything contained in the Cooperation Agreement to the contrary, simultaneous with the execution and delivery of this Amendment, the New Director has executed and delivered to the Company an irrevocable conditional letter of resignation from the Board in the form attached hereto as Exhibit C (the “Resignation Letter”) to this Amendment. In addition, any Replacement Director will execute and deliver to the Company a Resignation Letter upon appointment.

6. No Other Modifications. Except as provided in Sections 1, 2, 3 and 4 of this Amendment, no other modification of the Cooperation Agreement is intended to be effected by this Amendment and the Cooperation Agreement, as amended by this Amendment, shall remain in full force and effect.

7. Voidness of this Amendment. This Amendment shall be void and of no effect if the New Director is not appointed to the Board at the 2023 Annual General Meeting.

8. Representations and Warranties of the Company. The Company represents and warrants to the Investors that (a) the Company has the corporate power and authority to execute this Amendment and to bind it thereto, (b) this Amendment has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles and (c) the execution, delivery and performance of this Amendment by the Company does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to it, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, or any material agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound.

9. Representations and Warranties of the Investor Group. Each Investor, on behalf of itself, severally represents and warrants to the Company that (a) this Amendment has been duly and validly authorized, executed and delivered by such Investor, and constitutes a valid and binding obligation and agreement of such Investor, enforceable against such Investor in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, (c) such Investor has the authority to execute this Amendment on behalf of itself and the applicable Investor associated with that signatory’s name, and to bind such Investor to the terms hereof, (d) each of the Investors shall use its commercially reasonable efforts to cause its respective Affiliates and Associates to comply with the terms of this Amendment and (e) the execution, delivery and performance of this Amendment by such Investor does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to it, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which such member is a party or by which it is bound.

10. Governing Law and Jurisdiction. This Amendment shall be governed in all respects, including validity, interpretation, and effect, by, and construed in accordance with, the laws of the Cayman Islands executed and to be performed wholly within the Cayman Islands, without giving effect to the choice of law or conflict of law principles thereof or of any other jurisdiction to the extent that such principles would require or permit the application of the laws of another jurisdiction.

Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the courts of the Cayman Islands in the event any dispute arises out of this Amendment or the transactions contemplated by this Amendment, (b) agrees that it shall not bring any action relating to this Amendment or the transactions contemplated by this Amendment in any court other than the courts of the Cayman Islands, and each of the parties irrevocably waives the right to trial by jury, (c) agrees to waive any bonding requirement under any applicable law, in the case any other party seeks to enforce the terms by way of equitable relief, and (d) irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address of such party’s principal place of business or as otherwise provided by applicable law. Each of the parties hereto irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action, suit or other legal proceeding with respect to this Amendment, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment before judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) to the fullest extent permitted by applicable law, that (i) such action, suit or other legal proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such action, suit or other legal proceeding is improper or (iii) this Amendment, or the subject matter hereof, may not be enforced in or by such court.

11. Receipt of Adequate Information; No Reliance; Representation by Counsel. Each party acknowledges that it has received adequate information to enter into this Amendment, that it has had adequate opportunity to make whatever investigation or inquiry it may deem necessary or desirable in connection with the subject matter of this Amendment prior to the execution hereof, and that it has not relied on any promise, representation or warranty, express or implied not contained in this Amendment. Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Amendment, and that it has executed the same with the advice of said independent counsel. Each party cooperated and participated in the drafting and preparation of this Amendment and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Amendment against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto, and any controversy over interpretations of this Amendment shall be decided without regards to events of drafting or preparation. Further, any rule of law or any legal decision that would provide any party with a defense to the enforcement of the terms of this Amendment against such party shall have no application and is expressly waived. The provisions of this Amendment shall be interpreted in a reasonable manner to effect the intent of the parties.

12. Counterparts. This Amendment may be executed in one or more textually identical counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement. Signatures to this Amendment transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf’) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, shall have the same effect as physical delivery of the paper document bearing the original signature. Sections 8 and 19(3) of the Electronic Transactions Act (As Revised) of the Cayman Islands shall not apply to this Amendment.

13. No Third-Party Beneficiaries. A person who is not a party to this Amendment has no right under the Contracts (Rights of Third Parties) Act (As Revised) of the Cayman Islands to enforce any term of this Amendment.

14. Entire Understanding; Amendment. This Amendment, the Cooperation Agreement and the Confidentiality Agreement contain the entire agreement between the parties with respect to the subject matter hereof and supersedes any and all prior and contemporaneous agreements, memoranda, arrangements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter of this Amendment. Any amendment or modification of the terms and conditions set forth herein or any waiver of such terms and conditions must be agreed to in a writing signed by each party.

[Signature page follows]

IN WITNESS WHEREOF, each of the parties has executed and delivered this Amendment, or caused the same to be executed and delivered by its duly authorized representative, as a deed on the date first above written.

THE COMPANY:

YATRA ONLINE, INC.

By:	/s/ Dhruv Shringi
Dhruv Shringi
Chief Executive Officer and Director

SIGNATURE PAGE TO AMENDMENT NO. 1 TO COOPERATION AGREEMENT

INVESTOR GROUP

THE 2020 TIMOTHY J. MAGUIRE INVESTMENT TRUST

By:	/s/ Timothy J. Maguire
Timothy J. Maguire
Investment Manager

TIMOTHY J. MAGUIRE

SIGNATURE PAGE TO AMENDMENT NO. 1 TO COOPERATION AGREEMENT

EXHIBIT C

Form of Resignation Letter

[●], 2023

Board of Directors Yatra Online, Inc.

Gulf Adiba, Plot No. 272

4th Floor, Udyog Vihar, Phase-II

Sector-20, Gurugram-122008, Haryana, India

Re: Resignation

Ladies and Gentlemen:

Reference is made to that certain Cooperation Agreement (the “Agreement”), dated January 17, 2022 as amended by the First Amendment to the Agreement (the “Amendment”), by and among Yatra Online, Inc., a Cayman Islands exempted company (the “Company”), and the entities and individuals set forth on the signature pages thereto. Capitalized terms used herein but not defined shall have the meaning set forth in the Agreement as amended.

I hereby irrevocably offer to resign from my position as a director of the Company and from any and all committees of the Board on which I serve, subject to acceptance of such resignation by the Board, if and as required pursuant to Section 3(g) of the Agreement.

It is understood that this letter terminates automatically upon the expiration of the Standstill Period.

Very truly yours,

By:
Name:	Roshan Mendis